UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Provention Bio, Inc.

File No. 333-224801 - CF#35897

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Provention Bio, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 9, 2018, as amended.

Based on representations by Provention Bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through	February 12, 2028
Exhibit 10.7	through	February 12, 2028
Exhibit 10.8	through	February 12, 2028
Exhibit 10.17	through	March 6, 2023
Exhibit 10.18	through	May 16, 2028
Exhibit 10.19	through	May 7, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary